Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 24 October 2007

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

Enclosures

15 October 2007	Press release: Hypo Real Estate Bank International: Successful completion of €57.7 million financing facility for Dawnay, Day Carpathian PLC

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Bank International: Successful completion of €57.7 million financing facility for Dawnay, Day Carpathian PLC

Munich/London, 15 October 2007: Hypo Real Estate Bank International AG, a member of the Hypo Real Estate Group, announces today that it has provided a €57.7 million acquisition facility for Dawnay, Day Carpathian PLC for the acquisition of a portfolio of 4 properties in the Czech Republic and Hungary. The transaction closed on 3rd October 2007.

The portfolio consists of two properties in the Czech Republic; a 22,000 sqm shopping centre in Hradec Královÿ and a 7,700 sqm supermarket in Znojmo, and two properties in Hungary; a 10,000 sqm retail park in Ózd and a 9,000 sqm supermarket in Gyula. The properties are predominantly let to major international brand retailers.

Commenting, Harin Thaker, CEO-Europe, Middle East & India - Hypo Real Estate Bank International, said: "We are delighted to work again with Dawnay, Day Carpathian PLC to provide a multi region facility that supports their activities in Central and Eastern Europe".

Press contact:
Doris Linder
Phone: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-mail:doris.linder@hyporealestate.com

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

END